                                                                    Exhibit 99.1






                        PHOENIX INTERNATIONAL RE-ALIGNS
                               GLOBAL OPERATIONS

  -- Company is focused on the integration of its global operations to better serve its customers and realize improved operating efficiencies --

Montreal, Quebec - November 29, 1999 - Phoenix International Life Sciences Inc. (NASDAQ: PHXI; TSE/ME: PHX), one of the world's top five Contract Research Organizations (CROs), today announced that it is re-aligning its global operations to better serve its international customers, improve its operating efficiencies and meet anticipated future growth in demand for its services.

Under the direction of recently appointed CEO, Ian Lennox, Phoenix International will now comprise four fully integrated global service units:

 .    Discovery and Preclinical Services, headed by Dr. Nigel Brown;
 .    Global Analytical and Phase I Services, headed by Dr. Stephane Huguet;
 .    Clinical Research,  Americas, headed by Dr. Susan Thornton;
 .    Clinical Research, Europe/Asia, headed by Dr. Lucien Steru.

Phoenix International's new service units will be supported by David Moszkowski, Finance, Tax, & Treasury, George Engelberg, Information Technology, and a small corporate services group.

"Our new business structure will enable better allocation of people and capital as we shift the company from a geographically independent group of business entities, to a fully integrated, global CRO," said Ian Lennox. "The re-alignment will offer our customers improved access to our global services."

This new strategic organizational structure is designed to consolidate and leverage the company's acquisitions to improve its overall operations and profitability. Customer service will be enhanced through greater flexibility, improved efficiencies and better allocation of resources.

                                   -- more --

About Phoenix International

Phoenix International is one of the world's leading contract research organizations. The Company provides a wide spectrum of clinical, analytical, preclinical, drug discovery support and ancillary services to the pharmaceutical and biotechnology industries. Since beginning its operations in 1989, Phoenix International has grown to approximately 2,400 employees worldwide, of whom more than 215 have either medical degrees or PhD's and over 240 others have masters level education. Headquartered in Montreal, Quebec, Phoenix International has operations throughout Europe and North America and research facilities in Australia, Israel and South Africa. Phoenix International is on the World Wide Web at www.pils.com.
       ------------

This release contains "forward-looking" statements regarding future results and events, including statements regarding expected future revenues, earnings and growth rates and goals and operating plans of management. Phoenix's actual future results may differ significantly from the results discussed in the forward-looking statements contained in this release. Factors that may cause such a difference include, but are not limited to: the inability of Phoenix to win new business at the levels required; the cancellation or delay of contracts; risks associated with the management of growth and the ability to attract and retain employees; risks of integrating newly acquired businesses; competition; any claims for patent infringement; unanticipated costs in connection with Year 2000 conversion; the ability to obtain future financing; adverse regulatory developments; foreign exchange rate fluctuations; and uncertainty surrounding the Euro.

FOR MORE INFORMATION, PLEASE CONTACT:

Richard Gareau
Director, Corporate Communications
Phoenix International Life Sciences Inc.
Tel: (514) 333-0033
Fax: (514) 333-8861
E-mail:   gareaur@pils.com